SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

October 24, 2012

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE

2012 Nine Months Group Financial Report

Interim consolidated financial statements for the nine months ended September 30, 2012

Key Financials	2012	2011			2012	2011
(in EUR million)	9M	9M	+/-		Q3	Q3	+/-
Revenues	150.3	470.8	-68%		62.2	89.8	-31%
Gross profit	-17.3	219.7	-108%		-42.3	38.7	-209%
Gross margin	-11%	47%	-58	pp	-68%	43%	n.m.
Operating result (EBIT)	-113.0	129.8	-187%		-78.3	0.6	n.m.
EBIT margin	-75%	28%	n.m.		-126%	1%	n.m.
Net result	-102.2	90.5	-213%		-78.3	0.0	n.m.
Net result margin	-68%	19%	-87	pp	-126%	0%	n.m.
Net result per share - basic (EUR)	-1.01	0.90	-212%		-0.77	0.00	n.m.
Net result per share - diluted (EUR)	-1.01	0.89	-213%		-0.77	0.00	n.m.
Free cash flow*	-63.5	-8.8	n.m.		-26.0	-27.8	6%
Equipment order intake	96.0	484.1	-80%		34.5	51.5	-33%
Equipment order backlog (end of period)	109.8	244.8	-55%		109.8	244.8	-55%

* Operating CF + Investing CF + Changes in Cash Deposits

Quarterly Business Development

Key Share Data

	9M/2012		9M/2011
Germany in EUR, NASDAQ in USD	Shares	ADS	Shares	ADS
Closing Price (end of period)	10.38	13.23	10.97	14.52
Period High Price	14.45	19.15	33.48	44.88
Period Low Price	9.81	11.99	10.97	14.52
Number of shares issued (end of period)	101,908,037		101,787,527
Market capitalization (end of period), million EUR, million USD	1,057.8	1,348.2	1,116.6	1,478.0

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate” and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the Executive Board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

This financial report should be read in conjunction with the interim financial statements and the additional disclosures included elsewhere in this report.

Due to rounding, numbers presented throughout this report may not add up precisely to the totals indicated and percentages may not precisely reflect the absolute figures for the same reason.

Interim Management Report

1. Business Activity

AIXTRON (“the AIXTRON Group” or “the Company”) is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and optoelectronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, as well as a range of other leading-edge technologies.

The Company markets and sells its products worldwide, principally through its own direct sales organization, but also through appointed dealers and sales representatives.

AIXTRON’s business activities include the development, production and installation of equipment for the deposition of semiconductor materials, process engineering, consulting and training, including ongoing customer support.

AIXTRON supplies its customers with both production-scale material deposition systems and small scale systems for Research & Development (“R&D”) or pre-production.

AIXTRON’s product range includes systems capable of depositing material films on a diverse range of different substrate sizes and materials. The deposition process technologies include Metal-Organic Chemical Vapor Deposition (“MOCVD”), Hydride Vapor Phase Epitaxy (“HVPE”) for the deposition of compound materials as well as thin film deposition of organic materials on up to Gen. 3.5 substrates. These include Polymer Vapor Phase Deposition (“PVPDTM”), Organic Vapor Phase Deposition (“OVPD®”) or large area deposition for Organic Light Emitting Diodes (“OLED”) applications. Plasma Enhanced Chemical Vapor Phase Deposition (“PECVD”) is being employed for the deposition of complex Carbon Nanostructures (Carbon Nanotubes, Nanowires or Graphene).

For silicon semiconductor applications, AIXTRON systems are capable of depositing material films on wafers of up to 300mm in diameter, by employing technologies such as: Chemical Vapor Deposition (“CVD”), Atomic Vapor Deposition (“AVD®”) and Atomic Layer Deposition (“ALD”).

2. Important Factors of the Reporting Period

Only tentative evidence of global economic stabilization and ongoing USD/EUR exchange rate volatility

•             The general global economic environment did not noticeably improve in the third quarter of 2012. As summed up by the OECD in its interim assessment of the near-term global economic outlook (published on September 6, 2012), “world growth has slowed, trade has weakened, unemployment is high and rising.” For the group of G7 countries (United States, Japan, Germany, France, Italy, United Kingdom, Canada), the OECD has forecasted annualized quarter-on-quarter GDP growth of only 0.3% in Q3/2012.

•             During the last quarter, the Chinese economy began to show worrying signs of a slowdown in industrial production output and rising inflation, the latter being mainly due to increasing food prices and consequently limiting the Chinese authorities’ scope for further fiscal and monetary policy actions. As a result, China’s projected 7.3% annualized GDP growth in the third quarter is expected to be even weaker than in Q2.

•             The reduced frequency of perceived financial crisis events may represent a tentative sign that the European sovereign debt crisis could be stabilizing. However, economic activity across the Eurozone remains very weak. According to the joint Eurozone economic outlook report from the ifo institute (Munich), the INSEE (Paris), and the ISTAT (Rome) published on October 5, 2012, third quarter Eurozone GDP was expected to decline by another 0.2% (Q2/2012: -0.2%) from the previous quarter or 0.7% (Q2/2012: -0.5%) from the previous year, mainly due to weak domestic demand.

•             The confluence of all these factors suggests that the outlook for the global economy will continue to be subdued over the short-term at least.

•             Throughout the third quarter of 2012, the USD/EUR exchange rate was influenced in AIXTRON’s favor by the news flow regarding Europe’s ongoing sovereign debt problems.

•             The continued high level of Euro uncertainty at the beginning of the quarter resulted in a quarterly low of 1.21 USD/EUR on July 25. Spurred on by supportive rhetoric from the European Central Bank and the positive decision of the German Federal Constitutional Court regarding the European Stability Mechanism (ESM), the Euro rebounded, achieving a quarterly high of 1.31 USD/EUR on September 16. The closing price at the end of the quarter was 1.29 USD/EUR. This represents a 2% quarter on quarter increase in the USD/EUR exchange rate (Q2/2012: 1.26 USD/EUR).

•             The average USD/EUR exchange rate used by AIXTRON for the reporting of income and expenses in Q3/2012 was 1.25 USD/EUR (Q1/2012: 1.31; Q2/2012: 1.30). This translated into a 15% year on year gain of the US-Dollar against the Euro on the Q3/2011 figure of 1.44 USD/EUR. On a sequential basis, the average value of the US-Dollar strengthened against the Euro by circa 4% in the third quarter.

Increasing momentum in the general lighting end markets

•             On September 1, the final stage of the planned phase-out of all general lighting incandescent lamps was implemented across the European Union. Following the previous banning of 100W and 60W bulbs, 40W and lower incandescent bulbs can also no longer be produced or sold within the EU.

•             Shortly before the September 1, 2012 European final phase-out date, OSRAM announced that it would be offering LED-based replacements for 40W incandescent lamps in Europe at a retail price of below EUR 10 (USD 13), half the price they were a year ago.

•             In September, 806 lumen or 60W equivalent LED light bulbs were promoted by ALDI, Germany’s largest supermarket discounter, at a price of EUR 9.99 (USD 13) and were sold out within the first few hours of going on sale.

•             The IKEA Group, the world’s largest home-furnishing retailer, has announced that it will only sell LED lamps and bulbs in its stores by 2016 “to help its customers save energy and cut carbon emissions.” The Swedish company also announced plans to convert all lighting in its stores, factories and distribution centers over to LEDs. The move is expected to save the company some USD 10m - 20m per year, equal to circa 10 percent of its global lighting costs.

•             Meanwhile, in China, incandescent light bulbs are also being phased out in a program similar to the European model. The three stage phase-out for incandescent light bulbs in China commenced on October 1, 2012 with the banning of 100W and above incandescent bulbs. This will be followed by the banning of 60W and above by October 1, 2014; and then 15W and above by October 1, 2016.

•             In parallel, AIXTRON continues to see new support programs being launched or discussed in China and Taiwan to encourage domestic consumers to buy LED lamps. In China, a number of companies were selected in August to receive the first funding tranche from the government to support the discounting of LED products to Chinese consumers. Although the exact size of the plan has not been released yet, it underscores the Chinese government’s commitment to stimulate the LED end-market.

•             In Taiwan, the government is in discussions to launch a NT$1bn end-market subsidy program. This will reportedly allow households to be able to claim a subsidy of NT$200 per LED lamp which could potentially halve the price otherwise paid. The Taiwan government also recently announced an invitation to bid for 250,000 LED street lights to be installed within the first half of next year.

•             While these end-market developments are potentially positive catalysts towards the accelerated adoption of LED lighting, AIXTRON customers continue to be hesitant in adding significant LED-manufacturing capacity at present, despite confirmation of high utilization rates in several of the Asian markets. Nevertheless, AIXTRON continues to expect an increase in demand for LED equipment for the remaining quarter of 2012 and in 2013, driven by stronger growth projected for the LED general lighting market.

Slight recovery of orders and revenues in Q3, but less than expected

•             As anticipated by AIXTRON Management, order intake levels did increase from the trough levels experienced in the first half of the year, however they improved less than expected. Q3/2012 orders amounted to EUR 34.5m, up 15% on the Q2 level of EUR 30.0m but 33% down year on year (Q3/2011: EUR 51.5m; 9M/2011: EUR 484.1m; 9M/2012: EUR 96.0m).

•             Revenues of EUR 62.2m also increased on a sequential basis coming in 35% higher (Q2/2012: EUR 46.1m). However, not surprisingly, given the low order intake volumes recorded over the last 12 months, revenues were 31% lower than the same prior year period (Q3/2011: EUR 89.8m; 9M/2011: EUR 470.8m; 9M/2012: EUR 150.3m). The percentage of Spare Parts & Service revenues remained at 23% of total sales, a similar level to the previous quarter (Q2/2012: 28%; Q3/2012: 23%; Q3/2011: 14%).

•             Against the backdrop of a significantly slower than expected recovery of market demand, Management decided to perform a comprehensive review of inventories and concluded that despite the positive long term outlook for the LED industry that the existing stock held was inappropriately high in comparison to the current subdued level of demand in the market. As a result, EUR 51.5m of inventories have been written off.

•             In Q3/2012, the gross result was reported at EUR -42.3m. This figure was significantly lower than in Q2/2012 (EUR 14.7m), mainly due to the above inventory adjustments as well as on a less favorable product mix which included a lower level of final customer acceptances and softer pricing on some legacy products. In a year on year comparison, AIXTRON’s gross profit was significantly lower (Q3/2011: EUR 38.7m; 9M/2011: EUR 219.7m; 9M/2012: EUR -17.3m). This is largely due to the inventory effects described above, and to the decline in absolute revenue in combination with the ongoing fix-cost effects of facility, production and service costs reflected in cost of sales.

•             However, in terms of costs, AIXTRON Management throughout Q3 continued to implement cost optimization measures and aimed at improving the Company’s cost efficiency. As a result, General & Administration expenses in Q3/2012 were reduced by 24% compared to Q2/2012.

•             In Q3/2012, the reported EBIT of EUR -78.3m represents a sequential decline compared to Q2/2012 EBIT of EUR -16.5m, due to the previously mentioned write downs, the product mix effect and the resulting reduced gross margin which was only partially offset by the aforementioned cost saving initiatives (Q3/2011: EUR 0.6m; 9M/2011: EUR 129.8m; 9M/2012: EUR -113.0m).

•             The reported Q3/2012 net income result was EUR -78.3m (Q2/2012: EUR -11.6m; Q3/2011: 0.03m net profit; 9M/2011: EUR 90.5m net profit; 9M/2012: EUR -102.2m).

•             However, AIXTRON continues to be supported by a strong balance sheet with EUR 209.0m in cash at the end of 9M/2012 and no debt.

Product launch of AIX G5+ optimized for 200mm/8 inch Silicon Wafers

•             On July 24, 2012, the Company announced the latest member of its AIX G5 Planetary Reactor® platform family; the AIX G5+, a 5x8 inch (200mm) wafer GaN-on-Si (Gallium Nitride on Silicon) product. This new platform variant, with specially designed reactor hardware and process capabilities, has been designed to meet both the needs of our Power Electronics market customers and can also address the rising demand from customers looking for a production process solution for GaN on Silicon LED chips on 8 inch (200mm) standard Silicon Substrates.

Non-LED activities continue to gain traction

•             In Q3/2012, sales from Silicon Semiconductor equipment accounted for 26% of total revenues. Following a multi-tool order announcement on July 3, 2012 for AIXTRON’s latest generation QXP-8300 ALD system, the Company has worked closely with a leading Korean DRAM manufacturer, to support the customer’s ramp up of their sub-30nm technology nodes into high-volume production. AIXTRON Management is confident that QXP-8300 ALD tools offer a compelling and cost effective technology solution and that the company is well positioned to support the anticipated ramp up in advanced DRAM chip manufacturing.

•             The increasing demand for R&D and production tools for the Power Electronics market also contributed positively to orders and revenues in Q3/2012. These specific tools are used by customers to produce highly efficient Gallium Nitride (GaN) and Silicon Carbide (SiC) based power devices addressing market trends in smart grid, hybrid and electrical automotive and energy efficient telecom devices. The Company has a long track record in this area and has the expertise and tools to address the very large end-market opportunities. The Power Electronics device market is expected to grow to USD 70bn p.a. in value by 2021 according to IMS Research with a total accessible equipment market of circa USD 1bn over the next ten years.

•             Within the Organic Semiconductor material space, the Company launched its new PRODOS-200 Polymer Vapor Phase Deposition (PVPDTM) R&D platform on August 7, 2012. Two weeks later, the company announced the delivery of a PRODOS Gen3.5 PVPDTM production system to a major Asian customer. The production scale equipment, which is currently being commissioned and qualified, will eventually be used for manufacturing novel flexible electronic devices through the deposition of organic polymer thin films.

•             In Q3/2012, AIXTRON also announced three more orders for its dedicated carbon nano-technology equipment. AIXTRON’s BM systems are designed to deliver turn-key solutions for carbon nanotube and graphene R&D and production applications. AIXTRON expects that the increasing investments being made into these materials applications will have a potentially significant impact on future generations of electronic devices.

Market-driven R&D focus continues

•             In Q3/2012, AIXTRON started a new OVPD®-OLED project called “KOBALT”, focused on the development of cost-efficient large-area OLEDs for use in the lighting market. The project is partially funded by the German Ministry of Education and Research (“BMBF”). Together with Philips and BASF as industry partners, AIXTRON is examining and qualifying new OLED substrates and materials that can contribute to the development of high-efficiency white OLEDs. This project will also address interest in the utilization of cost-efficient standard glass substrates and will engage in the development of flexible film substrates. The overall objective of the project is to improve the viability of a successful market introduction of OLED lighting applications with improved device performance and longer lifetime.

•            The announcement on July 5, 2012 of the successful conclusion of the European Commission-funded “TECHNOTUBES” (Technology for Wafer-Scale Carbon Nanotubes) project is a good example of the progress made in the emerging carbon nanotubes field. The members of the project consortium were the University of Cambridge (coordinator), ETH Zurich, TU Denmark, TU Berlin, Fritz Haber Institute, CNR-Italy, Philips, THALES, Cambridge CMOS Sensors, IMEC, and AIXTRON.

•             The three-year project concluded with a demonstration of AIXTRON’s recently developed BM 300T automated production scale system. This new system is capable of depositing various carbon nanotube structures that meet the requirements of a wide variety of applications and can integrate various processes into a single automated platform offering the performance that industrial production partners demand. This system has already attracted considerable interest from several notable industrial parties.

•             Such projects support AIXTRON Management’s opinion that a strong and market-driven R&D culture is essential to enable the improvement of the cost of ownership and efficiency metrics for AIXTRON’s customers and to maintain AIXTRON’s long term position as a technology leader.

3. Results of Operations

3.1. Development of Revenues

During the first nine months of 2012, AIXTRON recorded total revenues of EUR 150.3m, a decrease of EUR 320.5m, or 68%, compared to EUR 470.8m over the same period last year. The most significant factor in this development was the year on year decrease in demand for MOCVD deposition equipment for LED applications. Compared to the previous quarter, revenues increased 35% sequentially from EUR 46.1m in Q2/2012 to EUR 62.2m in Q3/2012.

Equipment revenues, excluding spares and service, were EUR 110.6m in 9M/2012 (9M/2011: EUR 428.2m). This represents 74% of the total 9M/2012 revenues (9M/2011: 91%).

In Q3/2012, equipment revenues were EUR 48.2m compared to EUR 77.0m in the same period last year. Sequentially, equipment revenues increased by 46% from EUR 33.1m in Q2/2012.

The MOCVD equipment purchased by AIXTRON’s customers is predominantly used for the production of LEDs, which in turn are primarily employed as backlighting devices for LCD displays and emerging lighting applications.

The next biggest end-markets in terms of revenue for AIXTRON equipment in the first nine months of 2012 were for Power Electronics devices and DRAM Memory chips.

The remaining revenues in the nine month period were generated by the sale of spare parts and service. At 26%, these sales represented a comparatively higher percentage of total revenues in 9M/2012 (9M/2011: 9%).

In Q3/2012, spare parts & services represented 23% of total revenues and amounted to EUR 14.0m (Q2/2012: EUR 13.0m or 28%).

Reflecting increased capacity utilization rates, customers spent more on spare parts and service, mainly due to the higher utilization of systems in production.

	2012		2011
Revenues by Equipment, Spares &	9M		9M		+/-
Service	m EUR	%	m EUR	%	m EUR	%
Equipment revenues	110.6	74	428.2	91	-317.6	-74
Other revenues (service, spare parts, etc.)	39.7	26	42.6	9	-2.9	-7
Total	150.3	100	470.8	100	-320.5	-68

79% of total revenues in the first nine months of 2012 were generated by sales to customers in Asia. This is 10 percentage points lower than the 89% recorded in 9M/2011. Meanwhile, 9% of revenues in 9M/2012 were generated in Europe (9M/2011: 4%) with the remaining 12% in the USA (9M/2011: 7%).

	2012		2011
	9M		9M		+/-
Revenues by Region	m EUR	%	m EUR	%	m EUR	%
Asia	118.6	79	418.9	89	-300.3	-72
Europe	13.2	9	21.1	4	-7.9	-37
USA	18.5	12	30.8	7	-12.3	-40
Total	150.3	100	470.8	100	-320.5	-68

3.2. Development of Results

	2012		2011
Cost Structure	9M		9M		+/-
in EUR million		% Rev.		% Rev.		%
Cost of sales	167.6	112	251.2	53	-83.6	-33
Gross profit	-17.3	-12	219.7	47	-237.0	-108
Operating costs	95.7	64	89.9	19	5.8	6
Selling expenses	24.9	17	25.0	5	-0.1	0
General and administration expenses	14.7	10	24.9	5	-10.2	-41
Research and development costs	51.8	34	35.8	8	16.0	45
Net other operating (income) and expenses	4.3	3	4.2	1	0.1	2

Cost of sales decreased 33% in absolute terms year on year from EUR 251.2m in 9M/2011 to EUR 167.6m in 9M/2012, due to the reduced business volume. Cost of sales did not decrease proportionately to the percentage decline in sales, principally due to Q3/2012 inventory write downs of EUR 51.5m, against the backdrop of the slower than expected recovery of orders and business volume within the second half of 2012. In Q3/2012 the absolute cost of sales was up from the level recorded in the prior quarter (Q2/2012: EUR 31.4m), reflecting the above mentioned write downs, and amounted to EUR 104.5m.

The Company’s gross profit in the first nine months decreased year on year, in line with the negative revenue development and the disproportionately lower decrease in cost of sales as described above. Gross profit was reported at EUR -17.3m in 9M/2012 (9M/2011: 219.7m).

On a sequential basis, the Q3/2012 gross profit decreased from EUR 14.7m to EUR -42.3m, due to the previously described cost of sales development and a less favorable product mix which included a lower level of final customer acceptances and softer pricing on some legacy products.

Despite significantly lower business volumes, operating costs in 9M/2012 increased by 6% year on year to EUR 95.7m (9M/2011: EUR 89.9m), mainly due to an increase in R&D spending. Consequently, operating costs represented 64% of revenues in 9M/2012 and were 45 percentage points higher than the 19% figure recorded in 9M/2011.

On a quarter on quarter basis, however, operating costs relative to revenues were reduced from 68% in Q2/2012 to 58% in Q3/2012, while the absolute amount increased by 10% from EUR 31.2m in Q2/2012 to EUR 36.0m in Q3/2012.

This operating cost development was influenced by the following factors:

Selling expenses were stable year on year at EUR 24.9m (9M/2011: EUR 25.0m). Due to lower sales volumes, selling expenses in relation to revenues increased year on year by 12 percentage points to 17%, compared to the 5% figure in 9M/2011. This was mainly due to an increased provision for after sales services.

On a sequential quarterly comparison, selling expenses relative to revenues increased to 19% with the absolute volume increasing to EUR 11.6m (Q2/2012: EUR 6.7m;15% of revenues) as a result of higher sequential sales combined with the increased provision mentioned above.

In 9M/2012, General and administration expenses declined by 41% year on year to EUR 14.7m (9M/2011: EUR 24.9m). This was principally due to lower profit related elements of the administration costs, a reduced number of temporary staff, lower consultancy fees and lower IT infrastructure costs. General and administration expenses relative to revenues increased from 5% of sales in 9M/2011 to 10% in 9M/2012.

In Q3/2012, general and administrative costs were down by 22% compared to the previous quarter and amounted to EUR 3.9m, or 6% of revenues (Q2/2012: EUR 5.0m, 11%), mainly due to lower consultancy fees and lower IT infrastructure costs.

Research and development costs increased by 45% year on year from the EUR 35.8m in 9M/2011 to EUR 51.8m in 9M/2012, reflecting AIXTRON’s continued high level of commitment to strategic investments in research and development. Due to the increase in R&D investments and the decline in revenues, R&D costs as a percentage of revenues increased from 8% in 9M/2011 to 34% in 9M/2012.

On a quarterly basis, absolute R&D costs were stable at EUR 17.8m in Q3/2012 compared to EUR 17.6m in Q2/2012, with a 9 percentage points lower cost per revenue percentage in Q3/2012 of 29% (Q2/2012: 38%).

The 26% higher average number of R&D employees year on year (9M/2011: 266; 9M/2012: 336) reflects the Management’s commitment to invest into focused R&D programs deemed necessary to support the Company’s determination to retain AIXTRON’s technical market leadership and is a key element in the Company’s long-term strategy.

The successful execution of that strategy will ensure that AIXTRON is not just limited to the development of next generation LED manufacturing tools but also enables the development of new technologies for other substantial growth end markets being addressed by AIXTRON.

	2012	2011
Key R&D Information	9M	9M	+/-
R&D expenses (million EUR)	51.8	35.8	45%
R&D expenses, % of sales	34	8
R&D employees (period average)	336	266	26%
R&D employees, % of total headcount (period average)	34	32

Net other operating income and expenses in the first nine months of 2012 resulted in an expense of EUR 4.3m, (9M/2011: expense of EUR 4.2m) after recording an expense of EUR 2.7m in Q3/2012 (Q2/2012: expense of EUR 1.9m).

In 9M/2012, a net currency expense of EUR 6.1m (9M/2011: expense of EUR 4.6m) arose principally from USD/EUR hedging contracts (9M/2012: expense of EUR 5.7m) as well as currency transaction and translation differences (9M/2012: expense of EUR 0.4m).

In Q3/2012, the currency expense for USD/EUR hedging contracts amounted to EUR 3.3m, partially offset by a gain from currency transaction and translation differences amounting to EUR 0.2m, mainly due to the weakening of the Euro within the quarter.

EUR 2.5m of R&D grants, received in 9M/2012 (9M/2011: EUR 1.6m), were, as usual, recorded as other operating income (Q3/2011: EUR 0.5m; Q3/2012: EUR 0.6m).

The absolute operating result decreased in a year on year comparison from EUR 129.8m in 9M/2011 to EUR -113.0m in 9M/2012. This development was principally due to the significantly reduced gross profit, resulting from the previously described cost of sales development coupled with an increased absolute operating cost base as described above.

For the same reasons, Q3/2012 EBIT was down in a quarterly sequential comparison, to EUR -78.3m compared to EUR -16.5m in Q2/2012.

Result before taxes decreased from EUR 131.3m in 9M/2011 to EUR -111.0m in 9M/2012, including a net finance income of EUR 2.0m in 9M/2012 (9M/2011: EUR 1.5m).

In Q3/2012, the result before taxes amounted to EUR -77.9m down from EUR -15.9m in Q2/2012.

In 9M/2012, AIXTRON recorded a tax credit from the capitalization of deferred tax assets of EUR 8.8m (9M/2011: EUR 40.8m tax expense at a tax rate of 31%), of which EUR 4.8m was recorded in Q1/2012, EUR 4.4m in Q2/2012. In Q3/2012, AIXTRON recorded a tax expense of EUR 0.4m. No deferred tax asset has been capitalized, due to the currently limited visibility on the volume of future profits and tax payments, resulting in insufficient evidence to support the recognition of further deferred tax assets at this time.

The net result in 9M/2012 was down year on year from EUR 90.5m (19% of revenues) in 9M/2011 to EUR -102.2m.

The net result for Q3/2012 amounted to EUR -78.3m compared to EUR -11.6m in Q2/2012.

3.3. Development of Orders

Equipment Orders	2012	2011	+/-
(in EUR million)	9M	9M	m EUR	%
Equipment order intake	96.0	484.1	-388.1	-80
Equipment order backlog (end of period)	109.8	244.8	-135.0	-55

The 9M/2012 equipment order intake decreased year on year and at EUR 96.0m was 80% down from the EUR 484.1m recorded in 9M/2011.

The sequential equipment order intake in Q3/2012 increased by 15% in comparison to Q2/2012 and was recorded at EUR 34.5m (Q3/2011: EUR 51.5m; Q2/2012: EUR 30.0m). As a matter of internal policy, the 2012 order intake in US Dollars is recorded at the current 2012 budget exchange rate of 1.40 USD/EUR (2011: 1.35 USD/EUR).

The total equipment order backlog of EUR 109.8m as at September 30, 2012 was 55% lower than the EUR 244.8m at the same point in time in 2011, and 20% lower than the 2012 opening backlog of EUR 136.8m as of January 1, 2012.

Order Recognition

As a matter of strict internal policy, AIXTRON follows clear internal requirements before recording and reporting received equipment orders as order intake and order backlog. These requirements comprise of all of the following minimum criteria:

1.             The receipt of a firm written purchase order and

2.             the receipt of the agreed deposit and

3.             accessibility to the required shipping documentation and

4.             a customer confirmed agreement on a system specific delivery date

In addition and reflecting current market conditions, even if an order does fulfill all of the above criteria, the Company’s Management reserves the right to assess whether the actual realization of each respective system order is sufficiently likely to occur in a timely manner according to Management’s opinion. When Management concludes, that there is an unacceptable degree of risk of not realizing revenue on any specific system, Management will, until that risk is considered acceptable, exclude the order, or a portion of the order, from the recorded order intake and order backlog figures, regardless of compliance with requirements of the points 1–4 above.

4. Financial Position and Net Assets

The Company recorded no bank borrowings as of September 30, 2012 as was the case at December 31, 2011.

The equity ratio increased to 83% as of September 30, 2012, compared to 81% as of December 31, 2011, principally due to an 20% lower balance sheet total.

The AIXTRON Group’s capital expenditures for the first nine months of 2012 amounted to EUR 12.2m (9M/2011: EUR 21.6m), of which EUR 11.6m (9M/2011: EUR 19.3m) were related to property, plant and equipment (including testing and laboratory equipment).

Cash and cash equivalents (including cash deposits with a maturity of more than three months) decreased to EUR 209.0m (EUR 108.5m + EUR 100.5m cash deposits) as of September 30, 2012 compared to EUR 295.2m (EUR 172.9m + EUR 122.3m cash deposits) as of December 31, 2011. The decrease was mainly driven by the incurred operating losses and the EUR 25.4m dividend payment made in Q2/2012.

The value of property, plant and equipment increased to EUR 97.6m as of September 30, 2012 (EUR 96.2m as of December 31, 2011), principally due to laboratory related additional equipment.

The value of goodwill remained stable at EUR 64.6m as per September 30, 2012 with a minimal influence from currency translation adjustments compared to EUR 64.1m as per December 31, 2011. There were no additions or impairments in the first nine months of 2012.

The value of other intangible assets decreased from EUR 6.2m as per December 31, 2011 to EUR 4.8m as per September 30, 2012. Differences arose mainly from amortization.

Inventories, including raw materials, work in progress and finished goods, decreased by 14% from EUR 184.6m as of December 31, 2011 to EUR 157.9m as of September 30, 2012. This is principally explained by increased sales of systems out of previously recorded inventory and the earlier described inventory write-downs against the backdrop of slower than expected recovery of business volume.

For the same reasons, inventories in Q3/2012 decreased by 27% or EUR 57.9m from EUR 215.8m as of June 30, 2012 to EUR 157.9m as of September 30, 2012.

Advance payments from customers decreased slightly by EUR 3.7m to EUR 61.2m as of September 30, 2012 (EUR 64.9m as of December 31, 2011).

Trade receivables decreased from EUR 78.6m as of December 31, 2011 to EUR 36.9m as of September 30, 2012, reflecting the significantly reduced business volume in the first nine months 2012.

5. Opportunities and Risks

AIXTRON believes that the following market trends and opportunities in the relevant end user markets could have a positive effect on future business:

Short Term

•      Increasing adoption of LEDs for exterior, public street and commercial lighting.

•      Increasing adoption of LEDs for consumer and residential general lighting applications.

•      Increasing adoption of GaN Power Electronics.

•      Increased emergence of high volume Silicon Carbide (SiC) production applications and emerging hybrid and electrical automotive and photovoltaic transistor applications.

•      Development of next generation NAND, DRAM and PRAM memory devices.

Mid Term

•      Increased emergence and further development of plastic electronics/flexible organic TFT backplanes.

•      Increased development activity for specialized compound solar cell applications.

•      Further progress in research activities leading to technologies for OLED lighting and displays as well as organic material large area deposition.

•      Development of GaN-on-Silicon based devices for energy efficient Power Electronics.

Long Term

•      Progress in the convergence development of compound semiconductor material applications as substituting materials in the silicon semiconductor industry.

•      Development of applications using Carbon Nanostructures (Carbon Nanotubes, Carbon Nanowires, Graphene).

•      Development of UV LED applications e.g. for water purification.

AIXTRON is exposed to a series of risks which are described in detail in the “Risk Report” of the Annual Report 2011 and in the section “Risk Factors” in AIXTRON’s 2011 20-F Report, which has been filed with the U.S. Securities and Exchange Commission on March 1, 2012. Copies of the Company’s most recent Annual Report and the 20-F Report are both available on the Company’s website at www.aixtron.com (sections “Investors/Reports” and “Investors/US-Listing”), the 20-F Report being additionally available on the SEC website at www.sec.gov.

During the first nine months of 2012, AIXTRON Management was not aware of any significant additions or changes in the risks as described in the 2011 Annual Report/20-F Report referred to above.

6. Outlook

The last nine months have seen an ongoing hesitancy by LED manufacturers to make substantial new investments in production equipment and the prevailing uncertainty on the investment cycle timing for AIXTRON’s customers, as previously discussed in Q2/2012, has continued into Q3/2012. That said, the slight increase in Q3/2012 order levels and a more positive outlook for Q4 encourage us to believe that the previously discussed order trough point in the current investment cycle has been passed.

Management believes that the market uncertainty is only focused on ‘when’ and not ‘if’ the LED lighting market arrives.

AIXTRON Management continues to expect an increase in demand for LED manufacturing equipment in 2013, driven by projected stronger equipment demand from the LED general lighting market and other non-LED applications. AIXTRON is gaining further traction in new emerging MOCVD applications and other technology markets, including Silicon and Organic Semiconductor applications.

Management continues to foresee growth potential in the LED device market and expects the coming quarters to show some improvement in equipment demand. However, the Company will not be able to achieve the EBIT break-even target that seemed plausible at the beginning of the year. Full year 2012 revenues are expected to be ca. EUR 220m with an EBIT loss of ca. EUR 125m driven mainly by the inventory write offs described earlier in this report.

The Company continues to be supported by a strong balance sheet with EUR 209.0m in cash at the end of 9M/2012 and no debt, and in Management’s opinion, this provides AIXTRON with the necessary resilience in the current climate of subdued demand.

Interim Financial Statements

1. Consolidated Income Statement

in EUR thousands	9M/2012	9M/2011	+/-	Q3/2012	Q3/2011	+/-

Revenues	150,305	470,842	-320,537	62,171	89,810	-27,639
Cost of sales	167,578	251,162	-83,584	104,481	51,159	53,322
Gross profit	-17,273	219,680	-236,953	-42,310	38,651	-80,961

Selling expenses	24,910	25,002	-92	11,613	7,172	4,441
General administration expenses	14,691	24,909	-10,218	3,851	7,353	-3,502
Research and development costs	51,768	35,775	15,993	17,811	11,821	5,990
Other operating income	2,773	2,276	497	693	710	-17
Other operating expenses	7,140	6,499	641	3,382	12,395	-9,013
Operating result	-113,009	129,771	-242,780	-78,274	620	-78,894

Finance Income	2,005	2,725	-720	349	1,190	-841
Finance Expense		1,188	-1,188			0
Net Finance Income	2,005	1,537	468	349	1,190	-841
Result before taxes	-111,004	131,308	-242,312	-77,925	1,810	-79,735

Taxes on income	-8,781	40,829	-49,610	420	1,778	-1,358
Profit/loss attributable to the equity holders of AIXTRON SE (after taxes)	-102,223	90,479	-192,702	-78,345	32	-78,377

Basic earnings per share (EUR)	-1.01	0.90	-1.91	-0.77	0.00	-0.77
Diluted earnings per share (EUR)	-1.01	0.89	-1.90	-0.77	0.00	-0.77

2. Consolidated Statement of other Comprehensive Income

in EUR thousands	9M/2012	9M/2011	+/-	Q3/2012	Q3/2011	+/-

Profit or Loss	-102,223	90,479	-192,702	-78,345	32	-78,377

Losses/gains from derivative financial instruments before taxes	7,329	-627	7,956	4,227	-5,546	9,773
Deferred taxes	-2,214	395	-2,609	-1,277	1,085	-2,362
Currency translation adjustment	4,830	-1,098	5,928	663	11,981	-11,318
Other comprehensive income	9,945	-1,330	11,275	3,613	7,520	-3,907
Total comprehensive income attributable to equity holders of AIXTRON SE	-92,278	89,149	-181,427	-74,732	7,552	-82,284

3. Consolidated Statement of Financial Position

in EUR thousands	September 30, 2012	Dec 31, 2011	September 30, 2011

Assets
Property, plant and equipment	97,629	96,176	89,925
Goodwill	64,595	64,078	61,711
Other intangible assets	4,821	6,205	6,550
Other non-current assets	744	720	675
Deferred tax assets	36,408	28,347	16,353
Tax assets	291	291	334
Total non-current assets	204,488	195,817	175,548
Inventories	157,930	184,553	255,513
Trade receivables less allowance kEUR 1001 (2011: kEUR 389; Q3 2011: kEUR 412)	36,937	78,630	34,882
Current tax assets	1,265	8,150	21,344
Other current assets	10,047	14,894	26,658
Other financial assets	100,544	122,323	127,906
Cash and cash equivalents	108,476	172,892	190,688
Total current assets	415,199	581,442	656,991
Total assets	619,687	777,259	832,539

Liabilities and shareholders’ equity

Subscribed capital Number of shares: 100,829,112 (2011: 100,710,602; Q3 2011: 100,708,602)	100,829	100,711	100,709
Additional paid-in capital	278,424	274,816	273,661
Retained earnings	135,938	263,316	274,253

Income and expenses recognized in equity	-558	-10,503	-12,665
Total shareholders’ equity	514,633	628,340	635,958
Employee benefits	0	0	0
Other non-current liabilities	220	217	211
Other non-current accruals and provisions	0	0	38
Deferred tax liabilities	23	140	0
Total non-current liabilities	243	357	249
Trade payables	9,338	20,527	42,881
Advance payments from customers	61,224	64,900	93,275
Other current accruals and provisions	28,613	36,558	33,009
Other current liabilities	5,079	20,076	19,952
Current tax liabilities	460	6,404	7,179
Deferred revenues	97	97	36
Total current liabilities	104,811	148,562	196,332
Total liabilities	105,054	148,919	196,581
Total liabilities and shareholders’ equity	619,687	777,259	832,539

4. Consolidated Statement of Cash Flows

in EUR thousands	9M/2012	9M/2011		Q3/2012	Q3/2011

Cash inflow from operating activities
Net income for the period (after taxes)	-102,223	90,479	-192,702	-78,345	32	-78,377

Reconciliation between profit and cash inflow/outflow from operating activities
Expense from share-based payments	3,120	4,028	-908	1,039	1,389	-350
Depreciation and amortization expense	11,458	9,418	2,040	4,879	3,050	1,829
Net result from disposal of property, plant and equipment		-15	15	0	2	-2
Deferred income taxes	-8,154	3,261	-11,415	1,466	5,013	-3,547
Other non-cash expenses	0	0	0	0	0	0

Change in
Inventories	28,613	-88,880	117,493	58,395	-67,570	125,965
Trade receivables	42,424	52,489	-10,065	-6,351	61,234	-67,585
Other assets	17,165	-33,256	50,421	5,733	-18,588	24,321
Trade payables	-11,619	3,466	-15,085	-7,254	1,713	-8,967
Provisions and other liabilities	-28,998	-4,531	-24,467	4,050	5,573	-1,523
Deferred revenues		0	0	0	0	0
Non-current liabilities	-1	-774	773	0	-107	107
Advance payments from customers	-4,000	-23,327	19,327	-7,405	-11,506	4,101
Cash inflow from operating activities	-52,215	12,358	-64,573	-23,793	-19,765	-4,028

Cash inflow/outflow from investing activities
Capital expenditures in property, plant and equipment	-11,593	-19,277	7,684	-2,255	-8,170	5,915
Capital expenditures in intangible assets	-625	-2,299	1,674	-93	-1,730	1,637
Proceeds from disposal of fixed assets	980	417	563	155	375	-220
Bank deposits with a maturity of more than 90 days	21,582	74,251	-52,669	5,000	13,055	-8,055
Cash inflow/outflow from investing activities	10,344	53,092	-42,748	2,807	3,530	-723

Cash inflow/outflow from financing activities
Dividend paid to shareholders	-25,155	-60,714	35,559	0	0	0
Proceeds from issue of equity shares	606	3,171	-2,565	46	48	-2
Cash inflow/outflow from financing activities	-24,549	-57,543	32,994	46	48	-2

Effect of changes in exchange rates on cash and cash equivalents	2,004	662	1,342	281	4,539	-4,258
Net change in cash and cash equivalents	-64,416	8,569	-72,985	-20,659	-11,648	-9,011
Cash and cash equivalents at the beginning of the period	172,892	182,118	-9,226	129,135	202,335	-73,200
Cash and cash equivalents at the end of the period	108,476	190,687	-82,211	108,476	190,687	-82,211

Interest paid	-28	-136	108	-20	4	-24
Interest received	2,015	2,242	-227	235	926	-691
Income taxes paid	-7,328	-66,196	58,868	-267	-13,941	13,674
Income taxes received	7,192	1,282	5,910	-5	207	-212

5. Consolidated Statement of Changes in Equity

	Income and expense recognized directly in equity
	Subscribed capital under IFRS	Additional paid-in- capital	Currency translation	Derivative financial instruments	Retained Earnings/ Accumulated deficit	Shareholders’ equity attributable to the owners of AIXTRONSE Total

Balance at January 1, 2012	100,711	274,816	(4,065)	(6,438)	263,316	628,340
Dividends to shareholders					(25,447)	(25,447)
Dividend received on Treasury shares					292	292
Share based payments		3,120				3,120
Issue of shares for options	118	488				606
Net income for the period					(102,223)	(102,223)
Other comprehensive income			4,830	5,115		9,945
Total comprehensive income			4,830	5,115	(102,223)	(92,278)
Balance at Sept 30, 2012	100,829	278,424	765	(1,323)	135,938	514,633

	Income and expense recognized directly in equity
	Subscribed capital under IFRS	Additional paid-in- capital	Currency translation	Derivative financial instruments	Retained Earnings/ Accumulated deficit	Shareholders’ equity attributable to the owners of AIXTRONSE Total

Balance at January 1, 2011	100,101	267,070	(10,995)	(340)	244,488	600,324
Dividends to shareholders					(60,714)	(60,714)
Share based payments		4,028				4,028
Issue of shares for options	608	2,563				3,171
Net income for the period					90,479	90,479
Other comprehensive income			(1,098)	(232)		(1,330)
Total comprehensive income			(1,098)	(232)	90,479	89,149
Balance at Sept 30, 2011	100,709	273,661	(12,093)	(572)	274,253	635,958

Additional Disclosures

1. Accounting Policies

This consolidated interim financial report of AIXTRON SE has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable for Interim Financial Reporting, IAS 34.

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2011.

The consolidated interim financial statements of AIXTRON SE include the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc., Sunnyvale, California (USA); AIXTRON Ltd., Cambridge (United Kingdom); Nanoinstruments Ltd., Cambridge (United Kingdom); AIXTRON AB, Lund (Sweden); AIXTRON Korea Co. Ltd., Seoul (South Korea); AIXTRON China Ltd., Shanghai (China); AIXTRON KK, Tokyo (Japan); and AIXTRON Taiwan Co. Ltd., Hsinchu (Taiwan) and Genus Trust, Sunnyvale (USA). In comparison with December 31, 2011, there have been no changes to the consolidated group of companies.

2. Segment Reporting

The following segment information has been prepared in accordance with IFRS 8 “Operating Segments”. As AIXTRON has only one operating segment, the information provided relates only to geographical data.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical Segments
(in EUR thousands)		Asia	Europe	USA	Group
Revenues realized with third parties	9M/2012	118,588	13,200	18,517	150,305
	9M/2011	418,884	21,142	30,816	470,842
Segment assets (property, plant and equipment)	30/09/12	4,462	90,657	2,510	97,629
	30/09/11	821	86,318	2,786	89,925

3. Stock Option Plans

In the first nine months of 2012, AIXTRON’s employees and Executive Board members held stock options, representing the right to receive AIXTRON common shares or AIXTRON American Depositary Shares (ADS). The status of these options developed as follows:

AIXTRON ordinary shares	30. Sep 12	Exercised	Expired/Forfeited	Allocation	31. Dec 11
Stock options	3,692,634	118,510	72,020	31,000	3,852,164
Underlying shares	4,355,662	118,510	76,469	31,000	4,519,641

AIXTRON ADS	30. Sep 12	Exercised	Expired/Forfeited	Allocation	31. Dec 11
Stock options	6,610	0	0	0	6,610
Underlying shares	6,610	0	0	0	6,610

4. Employees

The total number of employees rose from 926 on September 30, 2011 to 989 persons on September 30, 2012.

The headcount increase has principally been in R&D, Service and regional Sales.

	2012		2011		+/-
Employees by Region	Sep-30%		Sep-30%		abs.	%
Asia	186	19	184	20	2	1
Europe	671	68	615	66	56	9
USA	132	13	127	14	5	4
Total	989	100	926	100	63	7

	2012		2011		+/-
Employees by Function	Sep-30%		Sep-30%		abs.	%
Sales	93	9	84	9	9	11
Research and Development	345	35	302	33	43	14
Manufacturing and Service	434	44	419	45	15	4
Administration	117	12	121	13	-4	-4
Total	989	100	926	100	63	7

5. Management

As compared to December 31, 2011, there were no changes to the composition of the Company’s Executive and Supervisory Boards as of September 30, 2012.

6. Related Party Transactions

Apart from contractual remuneration of both the Supervisory and Executive Boards and dividends paid on ordinary shares, AIXTRON did not conclude or carry out any material transactions with related parties.

7. Post-Balance Sheet Date Events

There were no known business events with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets after September 30, 2012.

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements for the nine months ended September 30, 2012 give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Herzogenrath, October 2012

AIXTRON SE

Executive Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON SE

	By	/s/ Paul Hyland
	Name:	Paul Hyland
	Title:	President & CEO
Date: October 24, 2012

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	Executive Vice President & CFO